Cane Clark LLP		3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Telephone: 702-312-6255
Chad Wiener+	Scott P. Doney~	Facsimile: 702-944-7100
Joe Laxague~		Email: sdoney@caneclark.com

February 21, 2006

United States Securities and Exchange Commission
Attn: Hugh Fuller
Mail Stop4561
100 F, N.E.
Washington, D.C. 20549

Re:	Language Access Network, Inc. Registration Statement on Form 10-SB Filed December 22, 2006 File No. 0-52374

Dear Mr. Fuller:

I write on behalf of Language Access Network, Inc. (“the Company”) in response to Staff’s letter of January 16, 2006 by Barbara C. Jacobs, Assistant Director of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form 10-SB (the “Comment Letter”).

The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

Form 10-SB
Part I
Item 1. Description of Business, page 3

1. We note your response to comment 3 of our letter dated October 26, 2006 and reissue our comment in part. Please provide us support for each market or industry statistic you use in your registration statement. Such statistics include your reference to the number of hospitals and pharmacies in the United States on page 4, your discussion of limited English speakers on pages 5 and 6 and the statistics used in your marketing discussion on page 11. To expedite our review, please clearly mark each source to highlight applicable portions or sections containing the statistics and cross-reference it to the appropriate location in your registration statement.

In response to this comment, please see the attached index and source materials.

Acquisitions, page 14

2. Please update this disclosure to reflect our current status of the two proposed acquisitions. Please also explain why you have not provided audited financials for these companies pursuant to Item 310(c) of Regulation S-B.

In response to this comment, the Company revised its disclosure to provide the current status of the Healinc. and IBeam proposed acquisitions. The Company recently decided not to purchase Healinc. after conducting significant due diligence on the company. As for IBeam Solutions, the Company recently amended the closing date to February 16, 2007 in order to provide more time to complete the due diligence process. The proposed acquisition is not “probable” at this point because there remains significant due diligence to perform on the private entity. If the Company acquires IBeam under a formal acquisition agreement or if the proposed acquisition reaches the point of “probable” through a reasonable degree of satisfaction achieved in the due diligence process, the Company will adhere to financial requirements set forth under Item 310 of Regulation S-B.

Item 2. Plan of Operation
Plan of Operation, page 28

3. We note your response to comment 20 of our letter dated October 26, 2006. Please advise us whether any customer has represented over 10% of your revenue. We note your early customer relationship with Ohio State Medical Center. Please file the agreements with any customers that represent over 10% of your revenues as exhibits. Please see Item 601(b)(10)(i)(B) of Regulation S-B. Please further disclose the duration of your relationships with your significant customers here or elsewhere in your prospectus, as appropriate.

In response to this comment, the Company does not have a written agreement with the Ohio State Medical Center. The Company entered into an agreement to offer its language interpretation services with Ohio State University Medical Center via a Request For Information. This RFI requested the service of video interpretation as a pilot. The Company was selected. The pilot continues as of this date.

In further response to this comment, the Company has customers that represent over 10% of its revenues for a given period of time. The Company respectfully disagrees, however, that it would be “substantially dependent” on any contract with current customers in which the Company derives 10% or more of its revenues. On July 30, 1992, the SEC issued Release No. 6949 “Small Business Initiatives” and provided guidance on the meaning of “substantially dependent” in the context of agreements made in the ordinary course of business. In that Release, the SEC stated that a contract made in the ordinary course of business need not be filed unless it is a contact upon which the company’s business is substantially dependent, “as in the case of continuing contracts to sell the major part of the [company’s] products or services or to purchase the major part of the

[company’s] requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which the [company’s] business depends to a material extent.”

Applying the above language, the Company is not substantially dependent upon any one contract with its current customer base. The Company does not have a contact in place to sell a “major” portion of its services to any one customer. To the contrary, the Company’s current business model seeks to expand its customer base in various regions around the country. It would be incorrect to qualify any particular customer as exclusive or principal in nature. For these reasons, the Company did not attach a copy of any service agreements with its customers made in the ordinary course of business.

Results of Operations, page 33

4. Please revise the discussions of the increase or decrease in revenues to quantify the relative contributions made by sales of equipment as opposed to translation fees. This may be either in the form of dollar figures or in percentages.

In response to this comment, revenue from the Company’s services come from the minutes used by the client including Ohio State University Medical Center. The only deviation from this model is that OSU paid for its mobile wireless units and that was included in 2005 as income. The Company revised the Description of Business and MD&A to include this information.

Item 5. Directors, Executive Officers, Promoters, and Control Persons, page 40

5. Please confirm that your disclosure conforms to the requirements of Item 401 of Regulation S-B. We note, for example, that the disclosure for Jack Perez and Dr. Val Warhaft does not appear to fully account for the past five years with respect to their experience.

In response to this comment, the disclosures have been updated to satisfy Item 401 of Regulation S-B.

Item 6. Executive Compensation, page 44

6. We note that your executive compensation disclosure must be updated for your 2006 fiscal year end. Please note that the Commission recently adopted amendments to the executive compensation and related persons disclosure requirements, among other things, in Release No. 33-8732A. Please also see Interpretation J.8B of our July 1997 Manual of Publically Available Telephone Interpretations and Question 7 of our Executive Compensation and Related Person Disclosure Transition Questions and Answers.

In response to this comment, the Company revised its Executive Compensation and Related Party Disclosures to conform to the new rules.

Item 7. Certain Relationships and Related Transactions, page 45

7. Please disclose the material terms of your referral agreement with Speakeasy as well as the amount of payments made to Speakeasy to date.

In response to this comment, the Company disclosed the material terms of the referral agreement. No amounts have been made to Speakeasy to date.

Consolidated Financial Statements
Note 5 - Acquisition of Preciss, LLC, page F-9

8. We note your response to comment 39 of our letter dated October 26, 2006 and reissue the comment since you did not fully respond to the comment and suggested changes were not made to the filing. Revise to provide the disclosure required by paragraphs 51 and 52 of SFAS 141. In addition, indicate the type of consideration exchanged to acquire this company. That is, the statements of cash flows do not present any cash payment to acquire this company. Further, explain why you have not provided audited financial statements for this company pursuant to Item 310(c) of Regulation S-B. Explain whether this company would qualify as a predecessor to your company.

In response to this comment, the Company has accounted for Preciss, LLC as the predecessor to the Company. Therefore, the historical financial statements of Preciss, LLC are presented as the historical financial statements of the Company. For this reason, the nominal purchase price of $500 was not presented in the Statement of Cash Flows.

Interim Financial Statements as of September 30, 2006
Statements of Operations, page F-12

9. Revise to classify depreciation and amortization expense in the operating expense section of this statement.

In response to this comment, the interim financial statements as of September 30, 2006 have been restated to reflect depreciation and amortization expense as operating expenses in the Statements of Operations.

Statement of Cash Flows, page F-14

10. Revise to present the comparable period to the interim period that is being shown in this statement. That is, you should include the nine months ending September 30, 2005.

In response to this comment, the comparative statement of cash flows for the nine months ended September 30, 2006 has been added to the interim statement of cash flows as requested.

Note 3 - Significant Accounting Policies
Option Payments and Development Costs, Page F-16

11. We note your response to comment 40 of our letter dated October 26, 2006 and have the following comment. Explain the nature of the expenses associated with “option maintenance and development costs.” Cite the accounting literature that you are applying to these transactions.

In response to this comment, this reference was inadvertently included in the notes to financial statements. The Company has no “option maintenance and development costs” and no such reference will be included in any future filings by the Company.

Note 4 - Note Payables, page F-16

12. We are reissuing comment 41 of our letter dated October 26, 2006 because you have not responded. We note that you issued convertible notes payable with a conversion rate of $.01 per share. Tell us whether these notes contain a beneficial conversion feature. Your response should address the guidance in EITF 98-5 and 00-27.

We have determined that the convertible notes payable do contain a beneficial conversion feature. Accordingly, we have restated the financial statements for the Year ended December 31, 2005 and the nine months ended September 30, 2006 to reflect the effects of recording this beneficial conversion feature. We have added Note 6 to the December 31, 2005 financial statements to disclose this restatement and revised Note 9 to present the additional disclosure required

Sincerely,

/s/ Scott Doney
Scott Doney, Esq.

Page # from 10-SB	Statistic from 10SB	Reference of quote	Exhibit # (Attached)
4	“There are 5,794 hospitals ~~and clinics~~ in the U.S.”	http://www.therubins.com/homes/hospitiind.htm (page 2) Omitted “and clinics” from the 10SB	1
4	“There are more than 56,000 pharmacies in the U.S. today with an industry projected growth rate to nearly double by 2010.”	http://www.nacds.org/user-assets/pdfs/facts_resources/2005/Retail_Outlets2005.pdf	2
4	“We have also targeted in-store clinics; an industry which projects more than 8,000 units by 2010.”	Omitted from the 10SB	2
5	“Nearly 47 million people in the United States (or 18 percent of the U.S. population) speak a language other than English at home.”	http://www.census.gov/prod/2003pubs/c2kbr-29.pdf	3
5	“As of the year 2000, there are an estimated 21,320,407 LEP individuals in the U.S. with an average 10 year growth of 1.65 percent.”	http://www.census.gov/prod/2003pubs/c2kbr-29.pdf	3
5	“Large public hospitals in major metropolitan areas struggle to find methods to communicate with these individuals.”	Omitted from the 10SB
11	“According to the 2000 Census there are 21,320,407 people (over the age of 5) in the United States who are Limited English Proficient (LEP).”	http://www.census.gov/prod/2003pubs/c2kbr-29.pdf	3
11	“This figure does not include the estimated 360,000 to 517,000 Deaf or hard-of-hearing individuals who communicate using American Sign Language."	http://gri.gallaudet.edu/Demographics/deaf-US.php	4
11	“Combined there are an estimated 21,570,407 to 36,320,407 LEP individuals in the U.S.”	http://www.census.gov/prod/2003pubs/c2kbr-29.pdf http://gri.gallaudet.edu/Demographics/deaf-US.php Omitted from the 10SB	3 & 4
11	“The 2002 Commonwealth Fund study reports that 44 million Americans speak a language other than English at home. The study also reports that over 300 different languages are spoken in the U.S. “	http://www.cmwf.org/usr_doc/youdelman_languageinterp_541.pdf" http://www.cmwf.org/usr_doc/youdelman_languageinterp_541.pdf	5
11	“5,794 plus hospitals and clinics”	http://www.therubins.com/homes/hospitiind.htm Omitted “and clinics” from the 10SB	1
11	“In the targeted states, growth averages from 2.2% to 5.6% per year on average.”	Omitted from the 10SB
11	“These states comprise more than 70% of the market opportunity including Deaf and hard of hearing individuals.”	Omitted from the 10SB
11	“As of the year 2000, there are an estimated 21,320,407 LEP individuals in the U.S. with an average 10 year growth of 1.65 percent.	http://www.census.gov/prod/2003pubs/c2kbr-29.pdf	3
11	“There are approximately 56,000 pharmacies in the U.S. “	http://www.nacds.org/user-assets/pdfs/facts_resources/2005/Retail_Outlets2005.pdf	2
12	“As of the spring of 2006, roughly 45% of the internet connected U.S. households used either DSL or CM access.”	http://pewresearch.org/databank/keytrends/" http://pewresearch.org/databank/keytrends/	6
12
“In March 2004, PEW Research Institute estimated the total number of adult Americans with residential broadband access at home to be forty-eight (48) million of which twenty (20) million were DSL, 1.6 million were satellite and the remainder via CM.”
		Omitted from the 10SB
12	“Some 93% of the current broadband users live in households with incomes over $75,000, according to the Pew Research Institute.”	http://pewresearch.org/databank/keytrends/	6
32	"LINGO TO GO provides an effective means for a medical office to communicate with all who are limited English proficient - including the nation's 250,000 to 15 million Deaf or hard of hearing individuals.”	http://gri.gallaudet.edu/Demographics/deaf-US.php According to the article, no definitive research has been done since 1972 to determine how many hearing impaired individuals use sign language at home. However, if the proportions from the research in 1972 have remained roughly the same, in 2006, 360,000 to 517,000 hearing impaired individuals use ASL at home.	4

EXHIBIT 1

    There are 5794 hospitals in the United States; of these 4927 are community hospitals defined as nonfederal, short term general and special hospitals including academic medical centers, with 2178 being rural community hospitals and 2749 urban community hospitals. For-profit hospitals total 766, and not-for-profit hospitals total 3025 and local governments own another 1136 community hospitals. A further breakdown indicates that there are 240 Federal government hospitals and that the number of nonfederal psychiatric hospitals is 477, while long term care hospitals number 128 and that the number of institutional hospitals (prison hospitals, college infirmaries, etc.) is 22.
(http://www.therubins.com/homes/hospitiind.htm)

EXHIBIT 2

Figure 3. Community Retail Pharmacy Outlets by Type of Store, 1995-2005

52,156
51,377
51,170
51,966
53,832
55,011
55,581
55,200
55,308
55,375
56,183
23,112
22,006
20,844
20,641
20,662
20,896
20,847
19,749
18,804
17,931
17,917
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
Independent Drug Stores
Mass Merchants
Supermarkets
Chain Drug Stores
Chain Stores

EXHIBIT 3

Language Use and English-Speaking Ability: 2000

Issued October 2003

C2KBR-29

Census 2000 Brief

The ability to communicate with government and private service providers, schools, businesses, emergency personnel, and many other people in the United States depends greatly on the ability to speak English.[1] In Census 2000, as in the two previous censuses, the U.S. Census Bureau asked people aged 5 and over if they spoke a language other than English at home. Among the 262.4 million people aged 5 and over, 47.0 million (18 percent) spoke a language other than English at home.

Figure 1.

Reproduction of the Questions on Language From Census 2000

11 **a. Does this person speak a language other than English at home?**

☐ Yes

☐ No → *Skip to 12*

b. What is this language?

(For example: Korean, Italian, Spanish, Vietnamese)

c. How well does this person speak English?

☐ Very well

☐ Well

☐ Not well

☐ Not at all

Source: U.S. Census Bureau, Census 2000 questionnaire.

This report, part of a series that presents population and housing data collected in Census 2000, presents data on language spoken at home and the ability to speak English of people aged 5 and over. It describes population distributions and characteristics for the United States, including regions, states, counties, and selected places with populations of 100,000 or more.

The questions illustrated in Figure 1 were asked in the census in 1980, 1990, and 2000. Various questions on language were asked in the censuses from 1890 to 1970, including a question on "mother tongue" (the language spoken in the person's home when he or she was a child).

The first language question in Census 2000 asked respondents whether they spoke a language other than English at home. Those who responded "Yes" to Question 11a were asked what language they spoke. The write-in answers to Question 11b (specific language spoken) were optically scanned and coded. Although linguists recognize several thousand languages in the world, the coding operation used by the Census Bureau put the reported languages into

[1] The text of this report discusses data for the United States, including the 50 states and the District of Columbia. Data for the Commonwealth of Puerto Rico are shown in Table 3 and Figure 5.

USCENSUSBUREAU

Helping You Make Informed Decisions

U.S. Department of Commerce
Economics and Statistics Administration
U.S. CENSUS BUREAU

United States Census 2000

about 380 categories of single languages or language families.[2]

For people who answered "Yes" to Question 11a, Question 11c asked respondents to indicate how well they spoke English. Respondents who said they spoke English "Very well" were considered to have no difficulty with English. Those who indicated they spoke English "Well," "Not well," or "Not at all" were considered to have difficulty with English — identified also as people who spoke English less than "Very well."

The number and percentage of people in the United States who spoke a language other than English at home increased between 1990 and 2000.

In 2000, 18 percent of the total population aged 5 and over, or 47.0 million people, reported they spoke a language other than English at home.[3] These figures were up from 14 percent (31.8 million) in 1990 and 11 percent (23.1 million) in 1980. The number of people who spoke a language other than English at home grew by 38 percent in the 1980s and by 47 percent in the 1990s. While the population aged 5 and over grew by one fourth from 1980 to 2000, the number who spoke a language other than English at home more than doubled.

In 2000, most people who spoke a language other than English at home reported they spoke English "Very well" (55 percent or

Figure 2.

Speakers of Languages Other Than English at Home and English Ability by Language Group: 2000

(Population 5 years and over, in millions. Data based on sample. For information on confidentiality protection, nonsampling error, sampling error, and definitions, see *www.census.gov/prod/cen2000/doc/sf3.pdf*)

Spoke English "Very well"
Spoke English less than "Very well"
Spanish
13.8
28.1
Other Indo-European languages
3.4
10.0
Asian and Pacific Island languages
3.6
7.0
All other languages
1.3
0.6
1.9

Source: U.S. Census Bureau, Census 2000 Summary File 3.

Figure 3.

Ten Languages Most Frequently Spoken at Home Other Than English and Spanish: 2000

(Population 5 years and over, in millions. Data based on sample. For information on confidentiality protection, nonsampling error, sampling error, and definitions, see *www.census.gov/prod/cen2000/doc/sf3.pdf*)

Chinese
2.0
French
1.6
German
1.4
Tagalog
1.2
Vietnamese[1]
1.0
Italian[1]
1.0
Korean
0.9
Russian
0.7
Polish
0.7
Arabic
0.6

[1] The number of Vietnamese speakers and the number of Italian speakers were not statistically different from one another.

Note: The estimates in this figure vary from actual values due to sampling errors. As a result, the number of speakers of some languages shown in this figure may not be statistically different from the number of speakers of languages not shown in this figure.

Source: U.S. Census Bureau, Census 2000 Summary File 3.

[2] More detailed information on languages and language coding can be found in "Summary File 3: 2000 Census of Population and Housing Technical Documentation" issued December 2002 (*www.census.gov/prod/cen2000/doc/sf3.pdf*).

[3] The estimates in this report are based on responses from a sample of the population. As with all surveys, estimates may vary from the actual values because of sampling variation or other factors. All statements made in this report have undergone statistical testing and are significant at the 90-percent confidence level unless otherwise noted.

2 U.S. Census Bureau

Table 2.
Language Use and English-Speaking Ability for the Population 5 Years and Over for the United States, Regions, and States and for Puerto Rico: 1990 and 2000

(Data based on sample. For information on confidentiality protection, sampling error, nonsampling error, and definitions, see *www.census.gov/prod/cen2000/doc/sf3.pdf*)

Area	1990			2000					1990 and 2000 percent change in "Spoke a language other than English at home"
	Population 5 years and over	Spoke a language other than English at home	Percent	Population 5 years and over	Spoke a language other than English at home	Percent	Spoke English less than "Very well"	Percent	
United States	**230,445,777**	**31,844,979**	**13.8**	**262,375,152**	**46,951,595**	**17.9**	**21,320,407**	**8.1**	**47.4**
Region									
Northeast	47,319,352	7,824,285	16.5	50,224,209	10,057,331	20.0	4,390,538	8.7	28.5
Midwest	55,272,756	3,920,660	7.1	60,054,144	5,623,538	9.4	2,398,120	4.0	43.4
South	79,248,852	8,669,631	10.9	93,431,879	14,007,396	15.0	6,149,756	6.6	61.6
West	48,604,817	11,430,403	23.5	58,664,929	17,263,330	29.4	8,381,993	14.3	51.0
State									
Alabama	3,759,802	107,866	2.9	4,152,278	162,483	3.9	63,917	1.5	50.6
Alaska	495,425	60,165	12.1	579,740	82,758	14.3	30,842	5.3	37.6
Arizona	3,374,806	700,287	20.8	4,752,724	1,229,237	25.9	539,937	11.4	75.5
Arkansas	2,186,665	60,781	2.8	2,492,205	123,755	5.0	57,709	2.3	103.6
California	27,383,547	8,619,334	31.5	31,416,629	12,401,756	39.5	6,277,779	20.0	43.9
Colorado	3,042,986	320,631	10.5	4,006,285	604,019	15.1	267,504	6.7	88.4
Connecticut	3,060,000	466,175	15.2	3,184,514	583,913	18.3	234,799	7.4	25.3
Delaware	617,720	42,327	6.9	732,378	69,533	9.5	28,380	3.9	64.3
District of Columbia	570,284	71,348	12.5	539,658	90,417	16.8	38,236	7.1	26.7
Florida	12,095,284	2,098,315	17.3	15,043,603	3,473,864	23.1	1,554,865	10.3	65.6
Georgia	5,984,188	284,546	4.8	7,594,476	751,438	9.9	374,251	4.9	164.1
Hawaii	1,026,209	254,724	24.8	1,134,351	302,125	26.6	143,505	12.7	18.6
Idaho	926,703	58,996	6.4	1,196,793	111,879	9.3	46,539	3.9	89.6
Illinois	10,585,838	1,499,112	14.2	11,547,505	2,220,719	19.2	1,054,722	9.1	48.1
Indiana	5,146,160	245,826	4.8	5,657,818	362,082	6.4	143,427	2.5	47.3
Iowa	2,583,526	100,391	3.9	2,738,499	160,022	5.8	68,108	2.5	59.4
Kansas	2,289,615	131,604	5.7	2,500,360	218,655	8.7	98,207	3.9	66.1
Kentucky	3,434,955	86,482	2.5	3,776,230	148,473	3.9	58,871	1.6	71.7
Louisiana	3,886,353	391,994	10.1	4,153,367	382,364	9.2	116,907	2.8	-2.5
Maine	1,142,122	105,441	9.2	1,204,164	93,966	7.8	24,063	2.0	-10.9
Maryland	4,425,285	395,051	8.9	4,945,043	622,714	12.6	246,287	5.0	57.6
Massachusetts	5,605,751	852,228	15.2	5,954,249	1,115,570	18.7	459,073	7.7	30.9
Michigan	8,594,737	569,807	6.6	9,268,782	781,381	8.4	294,606	3.2	37.1
Minnesota	4,038,361	227,161	5.6	4,591,491	389,988	8.5	167,511	3.6	71.7
Mississippi	2,378,805	66,516	2.8	2,641,453	95,522	3.6	36,059	1.4	43.6
Missouri	4,748,704	178,210	3.8	5,226,022	264,281	5.1	103,019	2.0	48.3
Montana	740,218	37,020	5.0	847,362	44,331	5.2	12,683	1.5	19.7
Nebraska	1,458,904	69,872	4.8	1,594,700	125,654	7.9	57,772	3.6	79.8
Nevada	1,110,450	146,152	13.2	1,853,720	427,972	23.1	207,687	11.2	192.8
New Hampshire	1,024,621	88,796	8.7	1,160,340	96,088	8.3	28,073	2.4	8.2
New Jersey	7,200,696	1,406,148	19.5	7,856,268	2,001,690	25.5	873,088	11.1	42.4
New Mexico	1,390,048	493,999	35.5	1,689,911	616,964	36.5	201,055	11.9	24.9
New York	16,743,048	3,908,720	23.3	17,749,110	4,962,921	28.0	2,310,256	13.0	27.0
North Carolina	6,172,301	240,866	3.9	7,513,165	603,517	8.0	297,858	4.0	150.6
North Dakota	590,839	46,897	7.9	603,106	37,976	6.3	11,003	1.8	-19.0
Ohio	10,063,212	546,148	5.4	10,599,968	648,493	6.1	234,459	2.2	18.7
Oklahoma	2,921,755	145,798	5.0	3,215,719	238,532	7.4	98,990	3.1	63.6
Oregon	2,640,482	191,710	7.3	3,199,323	388,669	12.1	188,958	5.9	102.7
Pennsylvania	11,085,170	806,876	7.3	11,555,538	972,484	8.4	368,257	3.2	20.5
Rhode Island	936,423	159,492	17.0	985,184	196,624	20.0	83,624	8.5	23.3
South Carolina	3,231,539	113,163	3.5	3,748,669	196,429	5.2	82,279	2.2	73.6
South Dakota	641,226	41,994	6.5	703,820	45,575	6.5	16,376	2.3	(NS)
Tennessee	4,544,743	131,550	2.9	5,315,920	256,516	4.8	108,265	2.0	95.0
Texas	15,605,822	3,970,304	25.4	19,241,518	6,010,753	31.2	2,669,603	13.9	51.4
Utah	1,553,351	120,404	7.8	2,023,875	253,249	12.5	105,691	5.2	110.3
Vermont	521,521	30,409	5.8	574,842	34,075	5.9	9,305	1.6	(NS)
Virginia	5,746,419	418,521	7.3	6,619,266	735,191	11.1	303,729	4.6	75.7
Washington	4,501,879	403,173	9.0	5,501,398	770,886	14.0	350,914	6.4	91.2
West Virginia	1,686,932	44,203	2.6	1,706,931	45,895	2.7	15,550	0.8	3.8
Wisconsin	4,531,134	263,638	5.8	5,022,073	368,712	7.3	148,910	3.0	39.9
Wyoming	418,713	23,809	5.7	462,809	29,485	6.4	8,919	1.9	23.8
Puerto Rico	**3,522,037**	**(NA)**	**(NA)**	**3,515,228**	**3,008,567**	**85.6**	**2,527,156**	**71.9**	**(NA)**

NA Not available. NS Not statistically different from zero at the 90-percent confidence level.

Source: U.S. Census Bureau, Census 2000 Summary File 3 and 1990 Census Summary Tape File 3.

U.S. Census Bureau 5

EXHIBIT 4

How many people are "Deaf" and how many use ASL?

For the last several years, many writers have distinguished between those who are deaf and those who are "Deaf." The capitalization indicates sociolinguistic affiliation in addition to audiological distinction. None of the above federal survey activity inquires about special language use or social identification among those who are deaf (or hard of hearing). That is, there are no questions about American Sign Language (ASL) or any other signed language use on federal surveys. The only study that helps to answer this question was done over 30 years ago (before IDEA, ADA, Section 504 of the Rehabilitation Act, etc.). Based upon this old survey (part of a project known as the National Census of the Deaf Population [NCDP]), we first estimated there may have been 500,000 persons who signed at home in 1972 (about 0.24% of the population), only slightly over half of whom were deaf (280,000 or 0.14% of the population). In other words, in 1972, a little more than 1 of every 1,000 people in the United States was a deaf person who reported s/he was a "good" signer.

However, if we were to take a more liberal view of who would have counted as an ASL user among those responding to the NCDP then, of course, our numerical estimates would be higher. That is, including those NCDP respondents who identified themselves as “fair” or “poor” signers results in an estimated 642,000 persons who signed at home in 1972, more than half of whom were deaf (375,000 or 0.19% of the population). These and other estimates are discussed at greater length elsewhere:

Mitchell, Ross E., Travas A. Young, Bellamie Bachleda, and Michael A. Karchmer. 2006, in press. "How Many People Use ASL in the United States? Why Estimates Need Updating." Sign Language Studies, Vol. 6, No. 3.

There is really no way to know if the proportion of deaf signers in 1972 has stayed close to the same over the last few decades. Certainly, the medical, legal, social, economic, and educational circumstances for Americans who are deaf have changed significantly since the NCDP. Nonetheless, if the proportion of deaf signers has remained roughly the same, then they would continue to number in the hundreds of thousands today (360,000 to 517,000). Please keep in mind that this final estimate is just that, an estimate (and a very rough one at that), and is not based on any new data.
(http://gri.gallaudet.edu/Demographics/deaf-US.php)

EXHIBIT 5

EXECUTIVE SUMMARY

The United States continues to be a magnet for immigrants from around the world. Data from the most recent Current Population Survey show that more than 28 million Americans are foreign-born, up from 9.6 million in 1970, and that over 44 million Americans speak a language other than English at home. In all, over 300 different languages are spoken in this country. While many immigrants have traditionally settled in major urban areas, a substantial number now also live in suburban and rural areas throughout the country.

Many recent immigrants have limited proficiency in English, which presents challenges for health care provision around the nation. Numerous studies have found that inadequate language services can negatively affect access to and quality of health care and may lead to serious health consequences. Not surprisingly, the recent influx of immigrants has brought with it a growing demand for appropriate and effective language services. A number of factors hinder such services, however, including an increase in the number of languages spoken, costs associated with providing such services, lack of knowledge on the part of heath care providers of legal requirements for providing language services, and lax enforcement of federal and state laws, which has allowed many health care providers to neglect the issue.

The issue of access to language services has increasingly garnered national attention. Reiterating longstanding provisions of Title VI of the Civil Rights Act of 1964, President Clinton issued Executive Order 13166 in August 2000, "Improving Access to Services for Persons with Limited English Proficiency." This executive order recommits the federal government to improving the accessibility of government-funded services to individuals with limited English proficiency (LEP). It requires each federal agency to develop and implement guidance to ensure meaningful access for these individuals without unduly burdening the fundamental nature of each department or program.[1] Subsequently, the Department of Health and Human Services (HHS) Office for Civil Rights issued its own guidance.[2]

While general recognition exists that ensuring access to language services improves the quality of health care provided to individuals with LEP, recipients of federal funds,

[1] EO 13166 also requires federal agencies to develop policies for ensuring access within the federal agencies themselves.

[2] Pursuant to a Department of Justice memorandum on October 26, 2001, HHS has republished its guidance and requested public comment. It will then evaluate whether to revise its guidance. See http://www.hhs.gov/ocr/lep/preamble.html.

v.

EXHIBIT 6

Pew Research Center: Key Data Trends Page 3 of 5

National Satisfaction, 2001-2007
Pew Research Center for the People & the Press
Satisfied
Dissatisfied
DK/Ref
100
90
80
70
60
50
40
30
20
10
0
61
32
7
2001
2002
2003
2004
2005
2006

Broadband Penetration: 45%

The most recent Pew Internet & American Life survey finds that 45% of all American adults reported having a high-speed internet connection at home. This number is up slightly from 42% in March of 2006. The March 2006 survey found that the growth in broadband adoption has been fueled in part by an increase in internet penetration in the past year, from 66% to 73%. Nearly half of those new internet users subscribe to high speed services at home. Growth in broadband adoption has been especially strong in middle-income households, among African-Americans, and with those with relatively low levels of education. Between 2005 and 2006, broadband use climbed 68% among people living in households with incomes between $40,000 and $50,000 per year. In that period it also increased by 121% among African Americans and 70% among those with less than a high-school education.

Last Updated: 30 Dec 06

Percent Americans with Home Broadband Connections, 2000-2006
Pew Internet & American Life Project
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
45%
Jun-00
Oct-00
Feb-01
Jun-01
Oct-01
Feb-02
Jun-02
Oct-02
Feb-03
Jun-03
Oct-03
Feb-04
Jun-04
Oct-04
Feb-05
Jun-05
Oct-05
Feb-06
Jun-06
Oct-06

Internet Penetration: 70%

Seven-in-ten U.S. adults now say they use the internet. Internet use still varies significantly across age groups. While 83% of 18- to 29-year-olds now go online, 82% of 30- to 49-year-olds, 70% of 50- to 64-year-olds, and 33% of those age 65 and older use the internet. Those in the lowest income households are considerably less likely to be online. Just 49% of adults living in households with less than $30,000 annual income go online, versus 75% of those whose income is between $30,000-50,000. Adults who live in households earning $50,000 or more exceed

http://pewresearch.org/databank/keytrends/ 1/29/2007

Pew Research Center: Key Data Trends
Page 4 of 5

the national average for internet penetration; 80% of adults living in households with annual income between $50,000 and $75,000 use the internet, compared with 93% of adults living in households earning more than $75,000. Education also remains an important indicator for internet use. While 36% of adults who have less than a high school education use the internet, 59% of adults with a high school degree go online. Among those who have some college education, 84% use the internet, and 91% of adults with at least a college degree go online.

Last Updated: 30 Dec 06

Percent of U.S. Adults Who Go Online, 2000-2006
Pew Internet & American Life Project
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
70%

Republican Party Favorability: 41%

Only 41% of individuals surveyed by the Pew Research Center for the People & the Press in October 2006 said they held a favorable opinion of the Republican Party. This is only 1 point higher the GOP's lowest favorability mark in surveys dating to 1992. Half of the public now say their opinion of the GOP is unfavorable. In its October 2005 survey, the Center found, for the first time since the height of the controversy over the impeachment of President Bill Clinton, that more people had an unfavorable than a favorable opinion of the Republican Party (49% unfavorable, 42% favorable, including 24% very unfavorable). The party's image rebounded during the 2000 presidential campaign and remained mostly positive until October 2005. Just after the election in December 2004, 52% were favorable toward the party and 42% were unfavorable.

Last Updated: 27 Oct 06

Republican Party Favorability
Pew Research Center for the People & the Press
Favorable
Unfavorable
DK
100
90
80
70
60
50
40
30
20
10
0
50
41
9

http://pewresearch.org/databank/keytrends/
1/29/2007